UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 3)

Jamba, Inc.

(Name of Subject Company)

Jamba, Inc.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

47023A309

(CUSIP Number of Class of Securities)

Marie L. Perry

Chief Financial Officer,

Chief Administrative Officer, Executive Vice President and Secretary

Jamba, Inc.

3001 Dallas Pkwy, Suite 140

Frisco, Texas 75034

(469) 294-9800

(Name, address and telephone number of person authorized

to receive notice and communications on behalf of the persons filing statement)

With copies to:

Eric Wang, Esq. Jennifer Gallo, Esq. Brandee Diamond, Esq. DLA Piper LLP (US) 2000 University Avenue East Palo Alto, CA 94303 (650) 833-2000	Josh Nicosia, Esq. General Counsel and Vice President, Development Jamba, Inc. 3001 Dallas Pkwy, Suite 140 Frisco, Texas 75034 (469) 294-9800

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”), initially filed by Jamba, Inc., a Delaware corporation (“Jamba”), with the Securities and Exchange Commission (the “SEC”) on August 15, 2018, relating to the tender offer by Jay Merger Sub, Inc., a Delaware corporation (“Purchaser” or “Merger Sub”), and a wholly owned subsidiary of Focus Brands Inc., a Delaware corporation (“Focus” or “Parent”), to purchase all of the outstanding shares of Jamba’s common stock, par value $0.001 per share (the “Shares”) at a purchase price of $13.00 per Share, net to the seller in cash, without interest subject to any required tax withholding, on the terms and subject to the conditions set forth in the Offer to Purchase, dated August 15, 2018 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”).

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 8.  Additional Information

The information set forth in Item 8 of the Schedule 14D-9 is hereby amended and supplemented by:

Inserting immediately before the subsection titled “Forward-Looking Statements” a new subsection entitled “Expiration of the Offer; Completion of Merger” and the disclosure set forth below:

“The Offer and withdrawal rights expired as scheduled at one minute past 11:59 p.m., Eastern Time, on Wednesday, September 12, 2018 (such date and time, the “Expiration Time”), without being extended. Continental Stock Transfer & Trust Company, the depositary for the Offer (the “Depositary”), has advised that, as of the Expiration Time, 12,907,556 Shares (including Shares tendered pursuant to guaranteed delivery procedures but which Shares were not yet delivered) were validly tendered and not properly withdrawn pursuant to the Offer, representing approximately 82.4% of the aggregate number of then issued and outstanding Shares. Accordingly, the Minimum Tender Condition (as defined in the Merger Agreement) was satisfied. As a result of the satisfaction of the Minimum Tender Condition and each of the other conditions to the Offer, Merger Sub has accepted for payment all Shares that were validly tendered, and not withdrawn, pursuant to the Offer.

As a result of its acceptance of the Shares tendered pursuant to the Offer and in accordance with Section 251(h) of the DGCL, Merger Sub owns at least the percentage of Shares that would be required to adopt the Merger Agreement by a vote of the stockholders of Jamba. Pursuant to Section 251(h) of the DGCL, subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Parent and Merger Sub intend to complete the acquisition of Jamba through the Merger as promptly as practicable without a meeting of the stockholders of Jamba. At the Effective Time and as a result of the Merger, each Share issued and outstanding immediately prior to the Effective Time will be converted into the right to receive the Offer Price, in cash, without interest thereon and subject to any required tax withholding, other than Shares (i) owned by Jamba as treasury stock, (ii) owned by Parent, Merger Sub, or any wholly-owned subsidiary of Parent or of Jamba and (iii) held by Jamba stockholders who properly demand and do not lose or withdraw their appraisal rights under Delaware law with respect to such Shares.

Following the Merger, the Shares will no longer be listed on the Nasdaq Global Select Market and Jamba will be deregistered under the Exchange Act.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Jamba, Inc.

By:	/s/ Josh Nicosia
Name:	Josh Nicosia
Title:	General Counsel and Vice President, Development
Date:	September 13, 2018